Exhibit 2

The 1990-Option

A citation of the provisions that are still in effect of the letter agreement dated February 25, 1990 among Elron, DIC and PEC (the “Agreement”)

The following capitalized terms used herein are defined in the Agreement as follows:

The “Company” means Elron Electronic Industries Ltd., an Israeli corporation.

“DIC” means Discount Investment Corporation Ltd., an Israeli corporation.

“PEC” means PEC Israel Economic Corporation, a Maine corporation.

The “Rights” mean transferable rights offered by the Company to the holders of its Ordinary Shares, whose shareholdings are registered in the United States, to subscribe for and purchase from the Company at a purchase price not to exceed $4.20 per share one newly issued Ordinary Share for every two Ordinary Shares of the Company held by such shareholders.

The “Securities” mean all the unsubscribed Ordinary Shares underlying the Rights expiring unexercised.

7.                                       The obligations of the Company with respect to the registrations of certain securities, as provided for in section 10 of the agreement dated December 11, 1988 between the Company and DIC and PEC, shall extend and apply also to the Securities referred to herein, if acquired by by DIC and PEC respectively pursuant to this Agreement.

8.                                       This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel.